Management’s Discussion and Analysis Alithya Group inc. For the year ended March 31, 2025

Exhibit 99.3

Management’s Discussion and Analysis
For the year ended months ended March 31, 2025

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and twelve-month periods ended March 31, 2025. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2025 and 2024 (the "Q4 Financial Statements"). These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q4 Financial Statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to numbers rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to June 12, 2025, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q4 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"),

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 2

our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI driven solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients in the financial services, insurance, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, professional services, and other sectors. By developing industry-specific solutions and services

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 3

deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.
As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 4

business transformation. We are committed to helping clients modernize operations, enhance customer experiences, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experiences, assisting its clients in achieving their missions, and creating greater value for its investors.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 5

More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.
Given ongoing economic and geopolitical uncertainty in the North American market, Alithya has decided to withdraw its previously disclosed quantitative objectives. While Alithya has not been directly impacted by such uncertainty during the quarter, there is no assurance that its clients will not and that, if they are, it will not affect their IT spending and how they have historically conducted business with Alithya. As such, management deems it more prudent to withdraw its objectives. Despite this, management remains confident that Alithya will be able to adapt effectively to changes in the macroeconomic environment, is well positioned and will continue to face opportunities to deliver value-added services to clients, driving organic growth and growing profitability over the long-term.

1 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation of the Adjusted EBITDA for the years ended March 31, 2025 and 2024 to their most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 11.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 9

6. Financial Highlights

Results of Operations	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	125,331	120,540	473,481	491,125
Gross Margin	46,091	38,747	156,134	149,310
Gross Margin as a Percentage of Revenues (1)	36.8%	32.1%	33.0%	30.4%
Selling, General and Administrative Expenses	29,739	29,608	116,081	121,558
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	23.7%	24.6%	24.5%	24.8%
Net Earnings (Loss)	8,043	2,298	1,295	(16,660)
Basic and Diluted Earnings (Loss) per Share	0.08	0.02	0.01	(0.17)
Adjusted Net Earnings (2)	12,226	6,056	28,149	13,608
Adjusted Net Earnings per Share (2)	0.12	0.06	0.29	0.14
Adjusted EBITDA (3)	18,047	10,505	47,678	35,471
Adjusted EBITDA Margin (3)	14.4%	8.7%	10.1%	7.2%

Other	March 31,	March 31,
(in $ thousands, except Backlog and DSO)	2025	2024
	$	$
Total Assets	425,980	416,497
Non-Current Financial Liabilities (4)	112,668	116,161
Total Long-Term Debt	109,919	117,382
Net Debt (5)	93,963	108,523

Backlog (1)	16 months	16 months
DSO (1)	50 days	56 days

Shares, Stock Options and Share Units as at	June 10,
2025
Subordinate Voting Shares	92,030,852
Multiple Voting Shares	7,274,248
Stock Options (6)	3,522,141
Deferred Share Units ("DSUs")	1,471,139
Restricted Share Units ("RSUs")	1,907,615
Performance Share Units ("PSUs")	2,982,363

1 This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
3 This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 10

4 Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 11.6 titled "Long-Term Debt and Net Debt".
5 This is a non-IFRS financial measure. Refer to 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 11.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
6 Includes 352,632 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 11

For the three months ended March 31, 2025:
•Revenues increased 4.0% to $125.3 million, compared to $120.5 million for the same quarter last year. On a sequential basis, revenues increased in all segments of the business, and by $9.5 million in aggregate, or 8.3%, from the third quarter of this year.
•87% of revenues were generated from clients which we had in the same quarter last year.
•Gross Margin as a Percentage of Revenues increased to 36.8%, a record level, compared to 32.1% for the same quarter last year, and from 32.3% for the third quarter of this year, with all segments of the business contributing to this increase.
•Gross margin increased 19.0% to $46.1 million, compared to $38.7 million for the same quarter last year.
•Selling, general and administrative expenses increased by $0.1 million, or 0.4%, to $29.7 million, compared to $29.6 million for the same quarter last year. Selling, general and administrative expenses as a percentage of revenues decreased to 23.7%, from 24.6% for the same quarter last year.
•Net earnings increased to $8.0 million, or $0.08 per share, compared to $2.3 million, or $0.02 per share, for the same quarter last year.
•Adjusted Net Earnings increased by $6.1 million, or 101.9%, to $12.2 million, from $6.1 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.12, compared to $0.06 for the same quarter last year.
•Adjusted EBITDA increased 71.8% to $18.0 million, for an Adjusted EBITDA Margin of 14.4% of revenues, compared to $10.5 million, for an Adjusted EBITDA Margin of 8.7% of revenues, for the same quarter last year. Adjusted EBITDA Margin increased from 8.9% for the third quarter of this year.
•Net cash from operating activities was $17.1 million, representing an increase of $7.4 million, or 75.4%, from $9.7 million for the same quarter last year.
•Q4 Bookings(1) reached $100.1 million, which translated into a Book-to-Bill Ratio(1) of 0.80 for the quarter. The Book-to-Bill Ratio would have been 0.89 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog represented approximately 16 months of trailing twelve-month revenues as at March 31, 2025.

1 This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 12

For the twelve months ended March 31, 2025:
•Revenues decreased 3.6% to $473.5 million, compared to $491.1 million last year.
•Gross margin as a percentage of revenues increased to 33.0%, compared to 30.4% last year.
•Gross margin increased 4.6% to $156.1 million, compared to $149.3 million last year.
•Selling, general and administrative expenses decreased by $5.5 million, or 4.5%, to $116.1 million, compared to $121.6 million last year.
•Adjusted EBITDA increased 34.4% to $47.7 million, for an Adjusted EBITDA Margin of 10.1% of revenues, from $35.5 million, or an Adjusted EBITDA Margin of 7.2% of revenues, last year.
•Net earnings totaled $1.3 million, or $0.01 per share, compared to a net loss of $16.7 million, or $0.17 per share, last year.
•Adjusted Net Earnings increased by $14.5 million, or 106.9%, to $28.1 million, compared to $13.6 million last year. This translated into Adjusted Net Earnings per Share of $0.29, compared to $0.14 last year.
•Net cash from operating activities was $48.4 million, representing an increase of $32.8 million, from $15.7 million last year.
•Fiscal 2025 Bookings reached $420.7 million, which translated into a Book-to-Bill ratio of 0.89. The Book-to-Bill ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 13

7. Business Combinations
XRM Vision
Overview
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The XRM Acquisition was completed for total consideration of up to $34,384,000, in aggregate.
The total purchase consideration of up to $30,009,000 consisted of: (i) $7,377,000 paid in cash at closing; (ii) final working capital adjustment of $632,000, included in accounts payable and accrued liabilities as at March 31, 2025; (iii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iv) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (v) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years.
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is 2 business days prior to the payment date of the earn-out. The settlement of the earn-out will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12-month period within the 18 months following the acquisition date. The undiscounted scenario-based weighted average expected payout amount for the total potential earn-out consideration is$7,260,000.
The fair value of the earn-out purchase price consideration of $5,104,000 is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount for the potential earn-out consideration included in the purchase consideration of $6,353,000. The contingent consideration liability included in the purchase price is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 15.7%. Subsequent changes to the fair value of contingent consideration liability included in the purchase price will be recorded to

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 14

business acquisition, integration and reorganization costs. There were no substantive changes to the contingent consideration liability as at March 31, 2025.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.
For the year ended March 31, 2025, the Company incurred acquisition-related costs pertaining to the XRM Acquisition of approximately $1,084,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Please refer to Note 4 of the Q4 Financial Statements for additional details regarding the XRM Acquisition, all of which are hereby incorporated by reference.
eVerge
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S. based eVerge Interests Inc. and its subsidiaries (“eVerge”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The acquisition of eVerge was completed for total consideration of US$23,500,000 ($32,292,000), all payable in cash. The total purchase consideration consists of: (i) US$18,800,000 ($25,834,000) payable in three installments, 60% at closing and 20% payable on each of May 31, 2026 and 2027 (each an ‘’Anniversary Date’’); and (ii) a potential earn-out consideration of US$4,700,000 ($6,458,000), subject to certain post-closing conditions, payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 15

8. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2025	2024	2025	2024
	$	$	$	$
Revenues	125,331	120,540	473,481	491,125
Cost of revenues	79,240	81,793	317,347	341,815
Gross margin	46,091	38,747	156,134	149,310

Operating expenses
Selling, general and administrative expenses	29,739	29,608	116,081	121,558
Business acquisition, integration and reorganization costs (recovery)	(1,322)	(1,414)	(1,234)	3,384
Depreciation	1,158	1,303	4,523	5,913
Amortization of intangibles	4,837	4,795	18,926	23,095
Impairment of goodwill	—	—	5,144	—
Foreign exchange (gain) loss	187	152	(258)	102
	34,599	34,444	143,182	154,052
Operating income (loss)	11,492	4,303	12,952	(4,742)
Net financial expenses	2,636	2,262	8,882	11,857
Earnings (loss) before income taxes	8,856	2,041	4,070	(16,599)
Income tax (recovery) expense
Current	498	(133)	1,276	317
Deferred	315	(124)	1,499	(256)
	813	(257)	2,775	61
Net earnings (loss)	8,043	2,298	1,295	(16,660)
Basic and diluted earnings (loss) per share	0.08	0.02	0.01	(0.17)

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 16

8.1 Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended March 31,			For the twelve months ended March 31,
(in $ thousands, except for percentages)	2025	2024	% (2)	2025	2024	%

Total Alithya revenue as reported	125,331	120,540	4.0%	473,481	491,125	(3.6)%
Variation prior to foreign currency impact	1.1%			(4.9)%
Foreign currency impact	2.9%			1.3%
Variation over previous period	4.0%			(3.6)%
Canada
Constant dollar revenue	65,430	64,589	1.3%	251,902	277,544	(9.2)%
Foreign currency impact	—			—
Canada revenue as reported	65,430	64,589	1.3%	251,902	277,544	(9.2)%
U.S.
Constant dollar revenue	50,844	50,449	0.8%	194,301	192,493	0.9%
Foreign currency impact	3,307			6,214
U.S. revenue as reported	54,151	50,449	7.3%	200,515	192,493	4.2%
International
Constant dollar revenue	5,575	5,502	1.3%	20,637	21,088	(2.1)%
Foreign currency impact	175			427
International revenue as reported	5,750	5,502	4.5%	21,064	21,088	(0.1)%

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $125.3 million for the three months ended March 31, 2025, representing an increase of $4.8 million, or 4.0%, from $120.5 million for the three months ended March 31, 2024. On a sequential basis, revenues, including constant dollar revenue, increased in all segments of the business, and by $9.5 million in aggregate, or 8.3%, from the third quarter of this year.
Revenues in Canada increased by $0.8 million, or 1.3%, to $65.4 million for the three months ended March 31, 2025, from $64.6 million for the three months ended March 31, 2024. The increase in revenues was due primarily to a recovery in the banking sector, revenues from XRM Vision since the acquisition, and one additional billable day compared to the same quarter last year, partially offset by one client's major transformation project reaching maturity and a reduction in revenues from certain government contracts. On a sequential basis, revenues increased by $3.7 million in aggregate, or 6.1%, from the third quarter of this year.
U.S. revenues increased by $3.8 million, or 7.3%, to $54.2 million for the three months ended March 31, 2025, from $50.4 million for the three months ended March 31, 2024, due primarily to organic growth in enterprise transformation services and support revenues, and a favorable US$ exchange rate impact of $3.3 million between the two periods. On a sequential basis, revenues increased by $5.4 million, and $3.3 million in constant dollar revenue, from the third quarter of this year.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 17

International revenues increased by $0.2 million, or 4.5%, to $5.7 million for the three months ended March 31, 2025, from $5.5 million for the three months ended March 31, 2024.
Revenues amounted to $473.5 million for the twelve months ended March 31, 2025, representing a decrease of $17.6 million, or 3.6%, from $491.1 million for the twelve months ended March 31, 2024.
Revenues in Canada decreased by $25.6 million, or 9.2%, to $251.9 million for the twelve months ended March 31, 2025, from $277.5 million for the twelve months ended March 31, 2024. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts, partially offset by organic growth in certain areas of the business, a recovery in the banking sector, and revenues from XRM Vision since the acquisition.
U.S. revenues increased by $8.0 million, or 4.2%, to $200.5 million for the twelve months ended March 31, 2025, from $192.5 million for the twelve months ended March 31, 2024, due primarily to increased support revenues and a favorable US$ exchange rate impact of $6.2 million between the two periods, partially offset by a decrease in digital adoption subscription revenues.
International revenues amounted to $21.1 million for the twelve months ended March 31, 2025 and 2024.
8.2 Gross Margin
Gross margin increased by $7.4 million, or 19.0%, to $46.1 million for the three months ended March 31, 2025, from $38.7 million for the three months ended March 31, 2024. Gross margin as a percentage of revenues increased to 36.8% for the three months ended March 31, 2025, from 32.1% for the three months ended March 31, 2024, due primarily to increased efficiencies, the continued evolution towards a higher value-added business mix, and a $1.0 million tax credit recovery from a previous acquisition. On a sequential basis, gross margin as a percentage of revenues increased from 32.3% for the third quarter of this year, with all segments of the business contributing to this increase.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to increased efficiencies and higher hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees, a positive margin contribution from XRM Vision since the acquisition, and a $1.0 million tax credit recovery from a previous acquisition.
In the U.S., gross margin as a percentage of revenues increased compared to the same quarter last year, primarily due to higher hourly billing rates, increased efficiencies, and improved project performance, partially offset by lower digital adoption subscription revenues, which historically had a higher gross margin as a percentage of revenues.
International gross margin as a percentage of revenues increased compared to the same quarter last year, mainly due to higher utilization and improved project performance in the UK.
Gross margin increased by $6.8 million, or 4.6%, to $156.1 million for the twelve months ended March 31, 2025, from $149.3 million for the twelve months ended March 31, 2024. Gross margin as a percentage of revenues increased to 33.0% for the twelve months ended March 31, 2025, from 30.4% for the twelve months ended March 31, 2024.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 18

In Canada, gross margin as a percentage of revenues increased for the twelve months ended March 31, 2025, compared to the same period last year, mainly due to increased efficiencies and hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees, a positive margin contribution from XRM Vision since the acquisition, and a $1.0 million tax credit recovery from a previous acquisition.
In the U.S., gross margin as a percentage of revenues remained steady for the twelve months ended March 31, 2025, compared to the same period last year, as higher hourly billing rates and increased efficiencies were partially offset by a decrease in digital adoption subscription revenues, which historically had a higher gross margin as a percentage of revenues.
International gross margin as a percentage of revenues decreased for the twelve months ended March 31, 2025, compared to the same period last year, mainly due to lower utilization and reduced activities in the UK, which historically had a higher gross margin.
8.3 Operating Expense
8.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $29.7 million for the three months ended March 31, 2025, representing an increase of $0.1 million, or 0.4%, from $29.6 million for the three months ended March 31, 2024. Selling, general and administrative expenses as a percentage of revenues amounted to 23.7% for the three months ended March 31, 2025, compared to 24.6% for the same period last year. The increase in selling, general and administrative expenses was driven mainly by an increase in employee compensation costs, resulting primarily from variable compensation and XRM Vision expenses since the acquisition, partially offset by decreases in professional fees, business development costs, information technology and communications costs, occupancy costs, and recruiting fees.
In Canada, expenses decreased by $0.2 million, or 1.2%, to $16.0 million for the three months ended March 31, 2025, from $16.2 million for the three months ended March 31, 2024, due primarily to decreases in professional fees, business development costs, occupancy costs, and insurance costs, partially offset by increased employee compensation costs, resulting primarily from variable compensation and XRM Vision expenses since the acquisition.
U.S. expenses decreased by $0.1 million, or 1.3%, to $12.0 million for the three months ended March 31, 2025, from $12.1 million for the three months ended March 31, 2024, due to decreased employee compensation costs, information technology and communications costs, business development costs and recruiting fees. The decreased expenses include an unfavorable US$ exchange rate impact of $0.7 million.
International expenses increased by $0.5 million, or 37.3% to $1.8 million for the three months ended March 31, 2025, from $1.3 million for the three months ended March 31, 2024. An increase in employee compensation costs was partially offset by decreases in professional fees and other expenses.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 19

Selling, general and administrative expenses totaled $116.1 million for the twelve months ended March 31, 2025, representing a decrease of $5.5 million, or 4.5%, from $121.6 million for the twelve months ended March 31, 2024. Selling, general and administrative expenses as a percentage of revenues amounted to 24.5% for the twelve months ended March 31, 2025, compared to 24.8% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by a decrease of $1.5 million in impairment of property and equipment and right-of-use assets, stemming from impairment charges last year as part of Alithya's review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies, and decreased professional fees, occupancy costs, non-cash share-based compensation, business development costs, recruiting fees, information technology and communications costs, and travel costs, partially offset by increased employee compensation costs, resulting primarily from variable compensation, $2.1 million of severance consisting of termination and benefit costs for management personnel in the first quarter and fourth quarters, and XRM Vision expenses since the acquisition.
Expenses in Canada decreased by $4.5 million, or 6.8%, to $61.4 million for the twelve months ended March 31, 2025, from $65.9 million for the twelve months ended March 31, 2024, due primarily to a decrease of $1.5 million in impairment of property and equipment and right-of-use assets, as discussed above, and decreased occupancy costs, professional fees, non-cash share-based compensation, business development costs, and recruiting fees, partially offset by increased employee compensation costs, resulting primarily from variable compensation, severance consisting of termination and benefit costs for key management personnel in the first quarter, and XRM Vision expenses since the acquisition.
U.S. expenses decreased by $1.7 million, or 3.4%, to $48.6 million for the twelve months ended March 31, 2025, from $50.3 million for the twelve months ended March 31, 2024, due to decreases in employee compensation costs, despite increases in variable compensation and severance consisting of termination and benefit costs for key management personnel in the first quarter, and decreases in professional fees, recruiting fees, travel costs, and information technology and communications costs. The decreased expenses include an unfavorable US$ exchange rate impact of $1.5 million.
International expenses increased by $0.8 million, or 14.1%, to $6.1 million for the twelve months ended March 31, 2025, from $5.3 million for the twelve months ended March 31, 2024, mainly due to an increase in employee compensation costs, resulting from severance consisting of termination and benefit costs for management personnel in the fourth quarter, partially offset by decreases in professional fees and other expenses.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 20

8.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Stock options	64	127	200	594
Share purchase plan – employer contribution	316	340	1,333	1,394
Share-based compensation granted on business acquisitions	720	404	1,683	2,099
DSUs	177	146	722	600
RSUs	272	121	1,122	363
PSUs	(634)	88	283	1,207
	915	1,226	5,343	6,257

Share-based compensation amounted to $0.9 million for the three months ended March 31, 2025, representing a decrease of $0.3 million, from $1.2 million for the three months ended March 31, 2024. The decrease in share-based compensation was driven primarily by decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of performance vesting conditions and decreased stock options expense, partially offset by increased expenses related to share-based compensation granted on a previous business acquisition, RSUs, and DSUs.
Share-based compensation amounted to $5.3 million for the twelve months ended March 31, 2025, representing a decrease of $1.0 million, from $6.3 million for the twelve months ended March 31, 2024. The decrease in share-based compensation was driven primarily by decreased PSU expenses resulting from a recovery of expenses following management's review of assumptions related to the achievement of performance vesting conditions, reversals of share-based compensation expense for forfeited equity instruments, decreased expenses related to share-based compensation granted on a previous business acquisition, and decreased stock options expense, partially offset by increased expenses related to RSUs and DSUs.
8.3.3 Business Acquisition, Integration and Reorganization Costs (Recovery)
Business acquisition, integration and reorganization recovery amounted to $1.3 million for the three months ended March 31, 2025, representing a decrease of $0.1 million, from a $1.4 million recovery for the three months ended March 31, 2024. The decreased recovery was driven primarily by a $1.0 million decrease in the contingent consideration adjustment related to the earn-out consideration from the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”) on July 1, 2022, a $0.3 million increase in integration costs, consisting mainly of transition costs related to system integrations and lease termination costs for vacated premises, and a $0.2 million increase in acquisition costs, partially offset by a $1.4 million decrease in reorganization costs, mainly due to lower severance payments from workforce reductions.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 21

Business acquisition, integration and reorganization recovery amounted to $1.2 million for the twelve months ended March 31, 2025, representing a decrease in costs of $4.6 million, from $3.4 million of expenses for the twelve months ended March 31, 2024. The decreased costs were driven primarily by a $3.1 million decrease in reorganization costs, mainly related to severance payments from workforce reductions, an increased recovery of $1.8 million from the contingent consideration adjustment related to the earn-out consideration from the Datum Acquisition, a $0.5 million decrease in integration costs due to retention compensation related to a previous business acquisition and lease termination costs for vacated premises in the previous year, and a $0.2 million decrease in employee compensation on business acquisition, partially offset by an increase of $1.0 million in acquisition costs related to the XRM Acquisition.
8.3.4 Depreciation
Depreciation totaled $1.2 million for the three months ended March 31, 2025, compared to $1.3 million for the three months ended March 31, 2024.
Depreciation totaled $4.5 million for the twelve months ended March 31, 2025, compared to $5.9 million for the twelve months ended March 31, 2024. These costs consisted primarily of depreciation of Alithya’s property and equipment, which decreased by $1.3 million.
8.3.5 Amortization of Intangibles
Amortization of intangibles totaled $4.8 million for the three months ended March 31, 2025 and 2024.
Amortization of intangibles totaled $18.9 million for the twelve months ended March 31, 2025, compared to $23.1 million for the twelve months ended March 31, 2024. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $3.3 million, as certain intangibles were fully amortized, and amortization of software, which decreased by $0.6 million.
8.3.6 Impairment of Goodwill
An impairment loss of $5.1 million was recognized during the year on goodwill from the Datum Acquisition.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the year, contingent consideration adjustments of $5.6 million were recorded, related to the Datum Acquisition’s potential earn-out consideration due to profitability targets not being achieved. Management concluded the profitability targets not being achieved constituted an indication of impairment.
For more details on impairment testing of goodwill, refer to Note 9 of the Company's annual consolidated financial statements.
8.3.7 Foreign Exchange (Gain) Loss
Foreign exchange loss amounted to $0.2 million for the three months ended March 31, 2025 and 2024.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 22

Foreign exchange gain amounted to $0.3 million for the twelve months ended March 31, 2025, compared to a loss of $0.1 million for the twelve months ended March 31, 2024.
8.4 Other Income and Expenses
8.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Interest on long-term debt	1,885	2,173	7,339	10,831
Interest on lease liabilities	110	129	466	664
Amortization of finance costs	56	79	242	426
Interest accretion on balance of purchase price payable	425	87	675	384
Financing fees	225	39	562	220
Interest income	(65)	(245)	(402)	(668)
	2,636	2,262	8,882	11,857

Net financial expenses amounted to $2.6 million for the three months ended March 31, 2025, representing an increase of $0.3 million, or 16.6%, from $2.3 million for the three months ended March 31, 2024, driven mainly by increased interest accretion on balance of purchase price payable and financing fees, and decreased interest income, partially offset by decreased variable interests rates and a lower volume of interest-bearing debt, which accounted for the decrease in interest on long-term debt.
Net financial expenses amounted to $8.9 million for the twelve months ended March 31, 2025, representing a decrease of $3.0 million, or 25.1%, from $11.9 million for the twelve months ended March 31, 2024, driven mainly by decreased variable interest rates, a lower volume of interest-bearing debt, and an adjustment related to a prior period, all of which accounted for the decrease in interest on long-term debt, and decreases in interest on lease liabilities and amortization of finance costs, partially offset by increased financing fees and interest accretion on balance of purchase price payable, and decreased interest income.
8.4.2 Income Taxes
Income tax expense amounted to $0.8 million for the three months ended March 31, 2025, representing an increase of $1.1 million, from a recovery of $0.3 million for the three months ended March 31, 2024, due to an increase in current income tax expense, as a result of increased taxable income in certain jurisdictions, and an increase in deferred tax expense, as a result of increased taxable income in certain entities for which deferred tax assets were previously recognized. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
Income tax expense amounted to $2.8 million for the twelve months ended March 31, 2025, representing an increase of $2.7 million, from $0.1 million for the twelve months ended March 31, 2024, due to an increase in current tax expense, as a result of increased taxable income in certain jurisdictions, and an increase in deferred

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 23

tax expense, as a result of increased taxable income in certain entities for which deferred tax assets were previously recognized. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
8.5 Net Earnings (Loss) and Earnings (Loss) per Share
Net earnings for the three months ended March 31, 2025 were $8.0 million, representing an increase of $5.7 million, from $2.3 million for the three months ended March 31, 2024. The increased earnings were driven primarily by the increased gross margin, due to higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, and decreased depreciation of property and equipment, partially offset by increased selling, general and administrative expenses, decreased business acquisition, integration and reorganization recovery, increased net financial expenses, and increased income tax expense for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.08 for the three months ended March 31, 2025, compared to $0.02 per share for the three months ended March 31, 2024.
Net earnings for the twelve months ended March 31, 2025 were $1.3 million, representing an increase of $18.0 million, from a net loss of $16.7 million for the twelve months ended March 31, 2024. The increased earnings were driven by the increased gross margin, due to higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, decreased selling, general and administrative expenses, including a $1.3 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets in the first quarter of last year, decreased business acquisition, integration and reorganization costs, resulting primarily from an increased recovery of $1.8 million from the contingent consideration adjustment related to the earn-out consideration from the Datum Acquisition which was partially offset by an increase of $1.0 million in acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses, partially offset by the $5.1 million impairment of goodwill and increased income tax expense for the twelve months ended March 31, 2025, compared to the twelve months ended March 31, 2024. On a per share basis, this translated into basic and diluted earnings per share of $0.01 for the twelve months ended March 31, 2025, compared to a basic and diluted net loss of $0.17 per share for the twelve months ended March 31, 2024.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 24

8.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net earnings (loss) to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net earnings (loss)	8,043	2,298	1,295	(16,660)
Business acquisition, integration and reorganization costs (recovery)	(1,322)	(1,414)	(1,234)	3,384
Amortization of intangibles	4,837	4,795	18,926	23,095
Share-based compensation	915	1,226	5,343	6,257
Impairment of goodwill	—	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	150	140	150	1,462
Severance	630	—	2,132	—
Effect of income tax related to above items	(1,027)	(989)	(3,607)	(3,930)
Adjusted Net Earnings (1)(2)	12,226	6,056	28,149	13,608
Basic and diluted loss per share	0.08	0.02	0.01	(0.17)
Adjusted Net Earnings per Share (1)(2)	0.12	0.06	0.29	0.14

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Figures for the year ended March 31, 2024 reflect adjustments for certain changes to the calculations and assumptions.
Adjusted Net Earnings amounted to $12.2 million for the three months ended March 31, 2025, representing an increase of $6.1 million, or 101.9%, from $6.1 million for the three months ended March 31, 2024. As explained above, increased gross margin, driven by higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, and decreased depreciation were partially offset by increased selling, general and administrative expenses, increased foreign exchange loss, increased net financial expenses, and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.12 for the three months ended March 31, 2025, compared to $0.06 for the three months ended March 31, 2024.
Adjusted Net Earnings amounted to $28.1 million for the twelve months ended March 31, 2025, representing an increase of $14.5 million, or 106.9%, from $13.6 million for the twelve months ended March 31, 2024. As explained above, increased gross margin driven by higher efficiencies and a $1.0 million tax credit recovery from a previous acquisition, decreased selling, general and administrative expenses, decreased depreciation, increased foreign exchange gain, and decreased net financial expenses were partially offset by increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.29 for the twelve months ended March 31, 2025, compared to $0.14 for the twelve months ended March 31, 2024.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 25

8.7 Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization and foreign exchange loss (gain), which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The following tables present the Company's operations based on reportable segments:

	For the three months ended March 31, 2025
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	65,430	54,151	5,750	125,331

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	53,476	37,464	5,013	95,953
Tax credits	(3,299)	—	(138)	(3,437)
Licenses and telecommunication	343	1,238	107	1,688
Other expenses	1,967	1,622	264	3,853
	52,487	40,324	5,246	98,057
Operating income by segment	12,943	13,827	504	27,274
Head office general and administrative expenses				10,922
Business acquisition, integration and reorganization costs (recovery) (a)				(1,322)
Foreign exchange loss (gain)				187
Operating income before depreciation, amortization and impairment				17,487
Depreciation and amortization				5,995
Impairment of goodwill				—
Operating income (loss)				11,492

(a) The recovery of $(2,829,000) included in Business acquisition, integration and reorganization costs relates to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 26

	For the three months ended March 31, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	64,589	50,449	5,502	120,540

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	56,326	36,904	4,936	98,166
Tax credits	(3,156)	—	(275)	(3,431)
Licenses and telecommunication	457	1,171	28	1,656
Other expenses	2,970	2,116	52	5,138
	56,597	40,191	4,741	101,529
Operating income by segment	7,992	10,258	761	19,011
Head office general and administrative expenses				9,872
Business acquisition, integration and reorganization costs (recovery) (b)				(1,414)
Foreign exchange loss (gain)				152
Operating income before depreciation, amortization and impairment				10,401
Depreciation and amortization				6,098
Impairment of goodwill				—
Operating income (loss)				4,303

(b) The recovery of $(3,827,000) included in Business acquisition, integration and reorganization costs relates to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.

	For the twelve months ended March 31, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	251,902	200,515	21,064	473,481

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	212,159	148,656	18,048	378,863
Tax credits	(8,968)	—	(153)	(9,121)
Licenses and telecommunication	1,004	4,891	211	6,106
Other expenses	7,368	7,271	1,149	15,788
	211,563	160,818	19,255	391,636
Operating income by segment	40,339	39,697	1,809	81,845
Head office general and administrative expenses				41,792
Business acquisition, integration and reorganization costs (recovery) (c)				(1,234)
Foreign exchange loss (gain)				(258)
Operating income before depreciation, amortization and impairment				41,545
Depreciation and amortization				23,449
Impairment of goodwill (c)				5,144
Operating income (loss)				12,952

(c) The recovery of $(5,567,000) from the contingent consideration adjustment included in Business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 27

	For the twelve months ended March 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	277,544	192,493	21,088	491,125

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	239,563	146,067	18,123	403,753
Tax credits	(7,851)	—	(616)	(8,467)
Licenses and telecommunication	1,216	4,894	103	6,213
Other expenses	11,703	8,702	998	21,403
	244,631	159,663	18,608	422,902
Operating income by segment	32,913	32,830	2,480	68,223
Head office general and administrative expenses				40,471
Business acquisition, integration and reorganization costs (d)				3,384
Foreign exchange loss (gain)				102
Operating income before depreciation, amortization and impairment				24,266
Depreciation and amortization				29,008
Impairment of goodwill				—
Operating income (loss)				(4,742)

(d) The recovery of $(3,827,000) from the contingent consideration adjustment included in Business acquisition, integration and reorganization costs relates to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.
For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in Canada increased by $4.9 million, or 61.9%, to $12.9 million for the three months ended March 31, 2025, from $8.0 million for the three months ended March 31, 2024, due to decreased employee compensation and subcontractor costs on increased revenues, mainly due to increased efficiencies, a positive margin contribution from XRM Vision since the acquisition, and a $1.0 million tax credit recovery from a previous acquisition, offset by lower tax credits compared to the fourth quarter of last year.
Operating income by segment in the U.S. increased by $3.5 million, or 34.8%, to $13.8 million for the three months ended March 31, 2025, from $10.3 million for the three months ended March 31, 2024, primarily due to increased revenues, increased efficiencies, and improved project performance, partially offset by lower digital adoption subscription revenues, which historically had a higher contribution.
Operating income for the international segment decreased by $0.3 million, or 33.8%, to $0.5 million for the three months ended March 31, 2025, from $0.8 million for the three months ended March 31, 2024, primarily due to decreased tax credits and increased licenses and telecommunication and other expenses.
Operating income by segment in Canada increased by $7.4 million, or 22.6%, to $40.3 million for the twelve months ended March 31, 2025, from $32.9 million for the twelve months ended March 31, 2024, primarily due to decreased employee compensation and subcontractor costs, decreased other expenses, and a $1.0 million tax credit recovery from a previous acquisition, partially offset by decreased revenues.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 28

Operating income by segment in the U.S. increased by $6.9 million, or 20.9%, to $39.7 million for the twelve months ended March 31, 2025, from $32.8 million for the twelve months ended March 31, 2024, primarily due to increased revenues, increased efficiencies, and improved project performance, partially offset by lower digital adoption subscription revenues, which historically had a higher contribution.
Operating income for the international segment decreased by $0.7 million, or 27.1%, to $1.8 million for the twelve months ended March 31, 2025, from $2.5 million for the twelve months ended March 31, 2024, primarily due to decreased tax credits and increased licenses and telecommunication and other expenses.
8.8 EBITDA and Adjusted EBITDA
The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	125,331	120,540	473,481	491,125
Net earnings (loss)	8,043	2,298	1,295	(16,660)
Net financial expenses	2,636	2,262	8,882	11,857
Income tax expense	813	(257)	2,775	61
Depreciation	1,158	1,303	4,523	5,913
Amortization of intangibles	4,837	4,795	18,926	23,095
EBITDA (1)	17,487	10,401	36,401	24,266
EBITDA Margin (1)	14.0%	8.6%	7.7%	4.9%
Adjusted for:
Foreign exchange gain	187	152	(258)	102
Share-based compensation	915	1,226	5,343	6,257
Business acquisition, integration and reorganization costs (recovery)	(1,322)	(1,414)	(1,234)	3,384
Impairment of goodwill	—	—	5,144	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	150	140	150	1,462
Severance	630	—	2,132	—
Adjusted EBITDA (1)	18,047	10,505	47,678	35,471
Adjusted EBITDA Margin (1)	14.4%	8.7%	10.1%	7.2%

1 Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $17.5 million for the three months ended March 31, 2025, representing an increase of $7.1 million, or 68.1%, from $10.4 million for the three months ended March 31, 2024. EBITDA Margin was 14.0% for the three months ended March 31, 2025, compared to 8.6% for the three months ended March 31, 2024.
Adjusted EBITDA amounted to $18.0 million for the three months ended March 31, 2025, representing an increase of $7.5 million, or 71.8%, from $10.5 million for the three months ended March 31, 2024. As explained above, increased gross margin, driven by higher revenues and higher gross margin as a percentage of revenues, was partially offset by increased selling, general and administrative expenses. Adjusted EBITDA

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 29

Margin was 14.4% for the three months ended March 31, 2025, compared to 8.7% for the three months ended March 31, 2024.
EBITDA amounted to $36.4 million for the twelve months ended March 31, 2025, representing an increase of $12.1 million, or 50.0%, from $24.3 million for the twelve months ended March 31, 2024. EBITDA Margin was 7.7% for the twelve months ended March 31, 2025, compared to 4.9% for the twelve months ended March 31, 2024.
Adjusted EBITDA amounted to $47.7 million for the twelve months ended March 31, 2025, representing an increase of $12.2 million, or 34.4%, from $35.5 million for the twelve months ended March 31, 2024. As explained above, increased gross margin, driven by higher gross margin as a percentage of revenues, was complemented by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 10.1% for the twelve months ended March 31, 2025, compared to 7.2% for the twelve months ended March 31, 2024.
9. Bookings and Backlog
Bookings during the three months ended March 31, 2025 were $100.1 million, which translated into a Book-to-Bill Ratio of 0.80 for the quarter, compared to Bookings of $133.9 million and a Book-to-Bill Ratio of 1.11 for the same quarter last year. The Book-to-Bill Ratio would have been 0.89 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.27 for the same quarter last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
For the twelve months ended March 31, 2025, Bookings were $420.7 million, which translated into a Book-to-Bill ratio of 0.89, compared to Bookings of $480.5 million and a Book-to-Bill Ratio of 0.98 last year. The Book-to-Bill Ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.13 last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at March 31, 2025 and 2024, Backlog represented approximately 16 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can also be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 30

10. Financial Position

As at	March 31,
(in $ thousands)	2025	2024
	$	$
Current assets	145,705	139,615
Non-current assets	280,275	276,882
Total Assets	425,980	416,497

Current liabilities	117,528	117,033
Non-current liabilities	123,896	124,260
Total Liabilities	241,424	241,293
Shareholders' equity	184,556	175,204
Total Liabilities and Shareholders' Equity	425,980	416,497

For the twelve months ended March 31, 2025, total assets and total liabilities and shareholders’ equity were $426.0 million, representing an increase of $9.5 million, or 2.3%, from $416.5 million for the twelve months ended March 31, 2024.
The $9.5 million increase in total assets was due primarily to increases of $14.7 million in goodwill from the XRM acquisition, $7.1 million in cash, and $1.6 million in prepaids, mainly due to an increase in annual subscriptions compared to monthly subscriptions, partially offset by a decrease of $6.8 million in intangibles mainly due to amortization and a foreign exchange rate impact, partially offset by $9.7 million of intangibles from the XRM Acquisition, and a $3.5 million decrease in accounts receivable and other receivables, despite an increase in revenues for the three months ended March 31, 2025 and the addition of accounts receivable and other receivables from the XRM acquisition, compared to the three months ended March 31, 2024, mainly due to improved project performance and DSO.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 11 titled "Liquidity and Capital Resources".
The increase in total liabilities and shareholders’ equity of $9.5 million consisted of a $9.4 million increase in equity(1) and a $0.1 million increase in liabilities. The increase in total liabilities was due primarily to increases of $6.0 million in accounts payable and accrued liabilities, mainly due to higher accrued variable compensation resulting from improved business performance and accounts payable and accrued liabilities assumed from the XRM acquisition, partially offset by lower consumption taxes payable due to timing, $3.1 million in deferred tax liabilities mainly caused by differences related to intangibles and goodwill on business acquisition partially offset by recognized earnings, and $1.3 million in contingent consideration, consisting of $5.4 million from the XRM acquisition, partially offset by a contingent consideration adjustment of $4.3 million related to the earn-out consideration from the Datum Acquisition and a $0.2 million foreign exchange rate impact. The increased liabilities were partially offset by decreases of $7.5 million in long-term debt and $2.5 million in lease liabilities, as the Company continues to reduce its footprint and realize synergies.
For a discussion of the variance in long-term debt, refer to section 11.6 titled "Long-Term Debt and Net Debt".
1 For more details, refer to the consolidated statements of changes in shareholders' equity in the Q4 Financial Statements.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 31

11. Liquidity and Capital Resources
11.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three-month and twelve-month periods ended March 31, 2025 and 2024:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net cash from operating activities	17,070	9,732	48,433	15,669
Net cash used in investing activities	(482)	(331)	(7,823)	(787)
Net cash used in financing activities	(14,920)	(11,473)	(34,149)	(28,577)
Effect of exchange rate changes on cash	195	114	636	(29)
Net change in cash	1,863	(1,958)	7,097	(13,724)
Cash, beginning of period	14,093	10,817	8,859	22,583
Cash, end of period	15,956	8,859	15,956	8,859

11.2 Cash Flows - Operating Activities
For the three months ended March 31, 2025, net cash from operating activities was $17.1 million, representing an increase of $7.4 million, or 75.4%, from $9.7 million for the three months ended March 31, 2024. The cash flows for the three months ended March 31, 2025 resulted primarily from the net earnings of $8.0 million, plus $6.6 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, net financial expenses, share-based compensation, and deferred taxes, partially offset by a contingent consideration adjustment, unrealized foreign exchange gain, and the cash settlement of RSUs, DSUs, and PSUs, and by $2.5 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2024 resulted primarily from the net earnings of $2.3 million, plus $5.8 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, net financial expenses, share-based compensation, and unrealized foreign exchange gain, partially offset by a contingent consideration adjustment and deferred taxes, and $1.7 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $2.5 million during the three months ended March 31, 2025 consisted primarily of a $10.1 million increase in accounts payable and accrued liabilities, mainly due to higher accrued variable compensation resulting from improved business performance and higher accrued subcontractor costs due to timing, an $8.5 million decrease in unbilled revenues, mainly due to the timing of invoicing and projects, and a $0.2 million increase in deferred revenues, partially offset by an $11.5 million increase in accounts receivable and other receivables, mainly due to the timing of project billing, a $3.4 million increase in tax credits receivable, and a $1.5 million increase in prepaids. For the three months ended March 31, 2024, favorable changes in non-cash working capital items of $1.7 million consisted primarily of a $5.9 million decrease in tax credits receivable, mainly due to the timing of tax credit collection, a

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 32

$2.5 million decrease in unbilled revenues, a $2.3 million increase in deferred revenues, and a $1.3 million increase in accounts payable and accrued liabilities, partially offset by a $9.6 million increase in accounts receivable and other receivables, mainly due to the timing of project billing, and a $0.9 million increase in prepaids.
For the twelve months ended March 31, 2025, net cash from operating activities was $48.4 million, representing an increase of $32.8 million, from $15.7 million for the twelve months ended March 31, 2024. The cash flows for the twelve months ended March 31, 2025 resulted primarily from the net earnings of $1.3 million, plus $36.9 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, net financial expenses, impairment of goodwill, share-based compensation, and deferred taxes, partially offset by a contingent consideration adjustment, unrealized foreign exchange gain, and the cash settlement of RSUs, DSUs, and PSUs, and $10.2 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2024 resulted primarily from the net loss of $16.7 million, plus $42.6 million of adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and impairment of property and equipment and right-of-use assets, partially offset by a contingent consideration adjustment, the cash settlement of RSUs, deferred taxes, and other items, and $10.2 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $10.2 million during the twelve months ended March 31, 2025 consisted primarily of a $9.5 million decrease in accounts receivable and other receivables, a $1.2 million increase in accounts payable and accrued liabilities, a $0.9 million decrease in other assets, a $0.8 million decrease in unbilled revenues, and a $0.7 million decrease in tax credits receivable, partially offset by a $1.7 million decrease in deferred revenues and a $1.2 million increase in prepaids. For the twelve months ended March 31, 2024, unfavorable changes in non-cash working capital items of $10.2 million consisted primarily of a $17.1 million decrease in accounts payable and accrued liabilities, a $6.2 million increase in accounts receivable and other receivables, and a $0.2 million increase in other assets, partially offset by an $8.5 million decrease in unbilled revenues, a $3.0 million increase in deferred revenues, a $1.2 million decrease in tax credits receivable, and a $0.6 million decrease in prepaids.
11.3 Cash Flows - Investing Activities
For the three months ended March 31, 2025, net cash used in investing activities was $0.5 million, representing an increase of $0.2 million, from $0.3 million for the three months ended March 31, 2024. The cash used in the three months ended March 31, 2025 and 2024 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
For the twelve months ended March 31, 2025, net cash used in investing activities was $7.8 million, representing an increase of $7.0 million, from $0.8 million for the twelve months ended March 31, 2024. The cash used in the twelve months ended March 31, 2025 consisted primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $1.4 million of purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the twelve months ended March 31, 2024 resulted primarily from purchases of property and equipment as part of the ordinary course of business.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 33

11.4 Cash Flows - Financing Activities
For the three months ended March 31, 2025, net cash used in financing activities was $14.9 million, representing an increase of $3.4 million, from $11.5 million for the three months ended March 31, 2024. The cash flows for the three months ended March 31, 2025 resulted primarily from $25.3 million in long-term debt repayments, $2.2 million in financial expenses paid, and $1.0 million in repayments of lease liabilities, partially offset by $13.4 million in proceeds from long-term debt, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the three months ended March 31, 2024 resulted primarily from $45.1 million in long-term debt repayments, $2.1 million in financial expenses paid, $1.5 million in repayments of lease liabilities, including lease termination costs, and $0.2 million in shares purchased for cancellation, partially offset by $37.5 million in proceeds from long-term debt, net of related transaction costs.
For the twelve months ended March 31, 2025, net cash used in financing activities was $34.1 million, representing an increase of $5.5 million, from $28.6 million for the twelve months ended March 31, 2024. The cash flows for the twelve months ended March 31, 2025 resulted primarily from $123.6 million in long-term debt repayments, $8.0 million in financial expenses paid, $4.6 million in repayments of lease liabilities, including lease termination costs, $0.4 million in Subordinate Voting Shares purchased for cancellation, $0.2 million in witholding taxes paid pursuant to the settlement of RSUs and PSUs, and $0.1 million in Subordinate Voting Shares purchased on the open market by the Share Unit Plan's ("SUP") administrator in connection with the settlement of RSUs, partially offset by $102.7 million in proceeds from long-term debt, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the twelve months ended March 31, 2024 resulted primarily from $159.1 million in long-term debt repayments, $11.0 million in financial expenses paid, $5.8 million in repayments of lease liabilities, including lease termination costs, and $1.0 million in shares purchased for cancellation, partially offset by $148.3 million in proceeds from long-term debt, net of related transaction costs.
11.5 Capital Resources
Capital resources are summarized in the table below:

As at	March 31,
(in $ thousands)	2025
$
Cash	15,956
Availability under the senior secured revolving credit facility (1)	112,271
Availability under the operating credit facility (2)	2,876
131,103

1 Refer to section 11.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
2 Refer to Note 11 of the annual audited consolidated financial statements for further details on the operating credit facility.
Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 34

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash, and borrowings.
As at March 31, 2025, capital resources available to Alithya amounted to $131.1 million, consisting of cash, mainly generated through operations, as discussed above, and availability under its credit facilities, including the accordion provision. As such, management believes that the Company is well-positioned to sustain its operations while maintaining adequate levels of liquidity.
11.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	March 31,	March 31,
(in $ thousands)	2025	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	77,729	81,073
Secured loans	—	8,537
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,479,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,479,000 (US$3,115,000), maturing on July 1, 2025	4,431	8,172
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	7,718	—
Other debt from XRM Acquisition	379	—
Unamortized transaction costs (net of accumulated amortization of $403,000 and $215,000)	(338)	(400)
	109,919	117,382
Current portion of long-term debt	8,059	12,687
	101,860	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 35

(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at March 31, 2025 and 2024.
Total long-term debt as at March 31, 2025 decreased by $7.5 million, to $109.9 million, from $117.4 million as at March 31, 2024, due primarily to a decrease of $3.3 million in amounts drawn under the Credit Facility and the repayments of $8.5 million in secured loans and $3.7 million of a balance of purchase price payable, partially offset by the addition of a $7.7 million balance of purchase price payable as part of the XRM Acquisition.
As at March 31, 2025, cash amounted to $16.0 million and $77.7 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2024, cash amounted to $8.9 million and $81.1 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(1):

As at	March 31,	March 31,
(in $ thousands)	2025	2024
	$	$
Current portion of long-term debt	8,059	12,687
Non-current portion of long-term debt	101,860	104,695
Total long-term debt	109,919	117,382
Less:
Cash	15,956	8,859
Net Debt	93,963	108,523

1 Non-IFRS measure. See section5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the twelve months ended March 31, 2025, Alithya's Net Debt decreased, despite the inclusion of all debt related to the XRM Acquisition, primarily as a result of the decrease in long-term debt and the increase in cash, mainly generated by earnings.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 36

11.7 Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2025
(in $ thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	42,327	42,327	42,327	—	—	—
Contingent consideration	5,359	6,353	—	6,353	—	—
Credit Facility	77,729	88,060	5,217	5,114	77,729	—
Subordinated unsecured loans	20,000	22,221	1,438	20,783	—	—
Balance of purchase price payable	12,149	13,104	7,929	3,450	1,725	—
Other liabilities (included in long-term debt)	379	389	360	29	—	—
Lease liabilities	8,995	10,149	3,928	1,911	4,186	124
Operating commitments	—	16,125	6,999	4,012	5,114	—
	166,938	198,728	68,198	41,652	88,754	124

11.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 15 of the annual audited consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2024 outside of Alithya’s ordinary course of business.
12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 13 of Alithya's annual audited consolidated financial statements.
12.1 Normal Course Issuer Bid
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its normal course issuer bid ("NCIB"). Under the NCIB, the Company was allowed to purchase for cancellation up to 2,411,570 (previously 2,491,128) Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and ended on September 19, 2024 (previously between September 20, 2022 and September 19, 2023). All purchases of Subordinate Voting Shares were made by means of open market transactions at their market price at the time of acquisition.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 37

In connection with the NCIB, the Company had entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allowed the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
The Company did not renew its NCIB program following the end of the program on September 19, 2024.
13. Related Parties
Ultimate controlling party
As at March 31, 2025, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 44.6% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.
Transactions with key management personnel
Key management personnel includes the Company’s directors and members of the Company’s Executive Committee and certain other key management personnel. Key management personnel of Alithya participate in the share purchase plan, the Long-term Incentive Plan, and the Share Unit Plan. The compensation paid or payable to key management personnel for services is shown below:

Year ended	March 31,	March 31,
(in $ thousands)	2025	2024
	$	$
Short-term employee benefits (a)	6,275	4,100
Share-based compensation	2,060	2,106
Termination benefits	878	—
	9,213	6,206

(a) Short-term employee benefits include salaries, benefits and short-term incentive compensation.
In addition to the above amounts, the Company is committed to pay termination benefits to certain key management personnel up to $7,378,000 (2024 - $6,433,000) in the event of a termination under certain conditions.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 38

14. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2025	2024	2023
	$	$	$
Revenues	473,481	491,125	522,701
Net earnings (loss)	1,295	(16,660)	(30,097)
Basic and diluted earnings (loss) per share	0.01	(0.17)	(0.32)
Total assets	425,980	416,497	464,101
Non-current long-term debt, non-current lease liabilities, and non-current contingent consideration	112,668	116,161	136,062

Revenues decreased from March 31, 2024 to March 31, 2025 primarily due to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts in Canada, partially offset by organic growth in certain areas of the business, a recovery in the banking sector, revenues from XRM Vision since the acquisition, and the positive impact of foreign exchange variations between the periods. Revenues decreased from March 31, 2023 to March 31, 2024 primarily due to a reduction in information technology investments in the banking sector and certain client projects reaching maturity, partially offset by organic growth in certain areas of the business and the positive impact of foreign exchange variations between the periods.
Net earnings for the twelve months ended March 31, 2025 were $1.3 million, representing an increase of $18.0 million, from a net loss of $16.7 million for the twelve months ended March 31, 2024. The increased earnings were driven by the increased gross margin, including a $1.0 million tax credit recovery from a previous acquisition, decreased selling, general and administrative expenses, including a $1.3 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets in the first quarter of last year, decreased business acquisition, integration and reorganization costs, resulting primarily from an increased recovery of $1.8 million from the contingent consideration adjustment related to the earn-out consideration from the Datum Acquisition which was partially offset by an increase of $1.0 million in acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses, partially offset by the $5.1 million impairment of goodwill and increased income tax expense for the twelve months ended March 31, 2025, compared to the twelve months ended March 31, 2024. Net loss and basic and diluted loss per share decreased from March 31, 2023 to March 31, 2024 primarily due to decreases in selling, general and administrative expenses, business acquisition, integration and reorganization costs, including a recovery of the earn-out consideration related to the Datum Acquisition, and amortization of intangibles and depreciation of property and equipment, partially offset by decreased gross margin and increases in income tax expense, primarily due to a decrease in deferred tax recovery resulting from a deferred tax asset that was probable of being realized as a result of the deferred tax liability pursuant to the acquisition of Datum in the prior year, and net financial expenses.
The increase in total assets from March 31, 2024 to March 31, 2025 was due primarily to the acquisition of XRM, which resulted in the recognition of intangible assets and goodwill, and the increase in cash, consisting mainly of increased cash from operating activities, partially offset by the decrease in intangible assets due to amortization that occurred during the year ended March 31, 2025 and a decrease in accounts receivable and other receivables. The decrease in total assets from March 31, 2023 to March 31, 2024 was due primarily to the

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 39

decrease in cash, due to repayments under the Credit Facility, and the decreases in unbilled revenues and intangibles and property and equipment due to amortization and depreciation that occurred during the year ended March 31, 2024, partially offset by an increase in accounts receivable and other receivables.
Non-current long-term debt, non-current lease liabilities, and non-current contingent consideration increased from March 31, 2024 to March 31, 2025 due to increased contingent consideration resulting from the XRM Acquisition, partially offset by a recovery of the earn-out consideration related to the Datum Acquisition and decreased long-term debt and lease liabilities resulting from repayments made in the year ended March 31, 2025. Non-current long-term debt and lease liabilities decreased from March 31, 2023 to March 31, 2024, primarily due to decreased long-term debt resulting from the repayment of loans, a recovery of the earn-out consideration related to the Datum Acquisition, and a reassessment of lease liabilities as part of Alithya's review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 40

15. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2023	2023	2023	2024	2024	2024	2024	2025
Revenues	131,595	118,492	120,498	120,540	120,875	111,514	115,761	125,331
Cost of revenues	93,502	83,701	82,819	81,793	82,345	77,386	78,376	79,240
Gross margin	38,093	34,791	37,679	38,747	38,530	34,128	37,385	46,091
	28.9%	29.4%	31.3%	32.1%	31.9%	30.6%	32.3%	36.8%
Operating expenses
Selling, general and administrative expenses	32,499	29,930	29,521	29,608	31,659	25,869	28,814	29,739
Business acquisition, integration and reorganization costs (recovery)	1,105	2,663	1,030	(1,414)	783	549	(1,244)	(1,322)
Depreciation	1,668	1,498	1,444	1,303	1,095	1,102	1,168	1,158
Amortization of intangibles	6,824	6,177	5,299	4,795	4,644	4,635	4,810	4,837
Foreign exchange (gain) loss	(128)	112	(34)	152	(17)	259	(687)	187
Impairment of intangibles and goodwill	—	—	—	—	—	—	5,144	—
	41,968	40,380	37,260	34,444	38,164	32,414	38,005	34,599
Operating income (loss)	(3,875)	(5,589)	419	4,303	366	1,714	(620)	11,492
Net financial expenses	3,220	3,073	3,302	2,262	2,372	1,502	2,372	2,636
Earnings (loss) before income taxes	(7,095)	(8,662)	(2,883)	2,041	(2,006)	212	(2,992)	8,856
Income tax (recovery) expense	150	514	(346)	(257)	756	482	724	813
Net earnings (loss)	(7,245)	(9,176)	(2,537)	2,298	(2,762)	(270)	(3,716)	8,043
Basic and diluted earnings (loss) per share	(0.08)	(0.10)	(0.03)	0.02	(0.03)	—	(0.04)	0.08

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to reductions in information technology investments in the financial services sector and certain clients' projects reaching maturity. Gross margin as a percentage of revenues has generally followed an increasing trend, mainly due to higher billing rates and increased efficiencies, improved project performance, and a steady migration towards higher value-added services. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of synergies, and, in recent quarters, employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for management personnel. The downward trend in costs resulted mainly from the review of Alithya's cost structure initiated in the fourth quarter of fiscal 2022 and the modifications undertaken in the quarters that followed, and workforce reductions in response to changes in economic conditions. As a percentage of consolidated revenues, total selling, general and administrative expenses have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 41

reorganization costs, depreciation, amortization of intangibles, and net financial expenses, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.
16. Significant Management Judgement and Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya's material accounting policies are fully described in Note 3 of Alithya's annual audited consolidated financial statements.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Industry Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee and time and material arrangements applying the Input Method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these arrangements applying the Input Method is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 42

Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to Note 9 of Alithya's annual audited consolidated financial statements for additional information on the assumptions used.
17. Accounting Standard Amendments and Interpretations Effective for the Year Ended March 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments to IAS 1 had no impact on the Company’s consolidated financial statements.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 43

International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In July 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 – Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. As a result, the Company has made changes to reflect these requirements in Note 23 of Alithya's annual audited consolidated financial statements.
18. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 44

change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
19. Risks and Uncertainties
While Alithya is confident about its long-term prospects, it operates in an environment that presents a variety of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on its business, financial condition and results of operations, cash flows, business or reputation.
Alithya’s risk management strategy is aligned with its business strategy and its activities are conducted with the understanding that risk-taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations. The Board has delegated to the Audit and Risk Management Committee the responsibility to oversee risks and to the Corporate Governance and Nominating Committee the responsibility to oversee risks disclosure. Management discusses the critical risks facing Alithya’s business with the Audit and Risk Management Committee on a quarterly basis and with the Board on an annual basis during the strategic planning and budgeting processes, as well as on an ad hoc basis, as deemed necessary. Management also discusses risks disclosure with the Corporate Governance and Nominating Committee on a quarterly basis to ensure its disclosure remains accurate and addresses the material risks that Alithya faces. Early identification of risks helps Alithya be more proactive and prevent major incidents and consequences.
The risks that Alithya currently believes could materially affect it are described in this section. They are grouped in the following categories:
•Risks related to the market: Includes risks arising from the market in general and which could have a material impact on Alithya’s business;
•Risks related to Alithya’s business: Includes risks specific to the way in which Alithya’s business is structured and operates;
•Risks related to Alithya’s industry: Includes risks to which companies providing digital technology consulting services are subject to; and
•Risks related to Subordinate Voting Shares and Liquidity: Includes risks specific to holding Subordinate Voting Shares and liquidity.
These risks are, however, not necessarily the only risks Alithya faces. Additional risks and uncertainties that are presently unknown or that Alithya may currently deem immaterial could adversely affect its business. Investors should carefully consider the risks and uncertainties discussed in this section as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities and which are available on SEDAR+ and EDGAR, before making an investment decision. The realization of any of these risks could, among other things, have an impact on the market price of the Subordinate Voting Shares.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 45

19.1Risks Related to the Market
19.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by their level of economic activities in the industries and markets in which they operate as well as political uncertainty, which may include armed conflict, labour or social unrest, rising inflation, national trade policies, recession, climate change, and diseases or health emergencies. Economic conditions and political uncertainty could cause certain customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in the IT industry. Alithya maintains cost-savings initiatives to manage its expenses as a percentage of revenues, but there is no assurance that such initiatives would be successful over a long period affected by difficult economic conditions or political uncertainty. Alithya can neither predict the impact that economic and political conditions may have on its future revenues, nor predict changes in economic conditions or future political uncertainty.
Although its customers are principally located in Canada and the U.S., Alithya serves them through local presence as well as delivery centers located outside of Canada and the U.S. Accordingly, economic risks and political uncertainty in the jurisdictions from which it provides services could affect the delivery of its services. Similarly, as the Company continues to expand its operations in North America and internationally, including through acquisitions, the level of economic activity in such other jurisdictions, in which it may expand and develop more business with time, and the political uncertainty, war or armed conflict that could affect such jurisdictions could have a more significant footprint on Alithya’s operations and business, financial condition and results of operations.
Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional risks, as they could disrupt Alithya’s internal operations or its customers’ operations, impact its professionals’ health and safety, and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to Alithya’s management of climate-related issues and the level of disclosure related to such matters. Such risks could affect Alithya or affect the financial viability of its customers, leading to a reduction of demand and loss of business from such customers and each of these risks could negatively impact Alithya’s business, results of operations and financial condition. Alithya could be further disproportionally affected by such events if they are affecting regions where Alithya has a higher customer concentration.
19.1.2Inflation, Tariffs and Trade Disputes
With the current higher levels of inflation, Alithya may become subject to significant cost pressures, which may result in market volatility. Governments of jurisdictions in which Alithya has direct or indirect business activities may adopt initiatives to combat inflation, such as raising interest rates, thus increasing its cost of borrowing and decreasing the liquidity of capital markets. Alithya’s customers may have difficulty budgeting for external IT services, delay their IT spending or delay their payment for services provided. Higher levels of inflation may also lead to increased costs of labour and Alithya’s selling, general and administrative expenses. If Alithya’s

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 46

operating costs were to become subject to significant inflationary pressures, there is no assurance that Alithya would be able to offset such higher costs, in part or in full, through price increases or other expense management efficiencies, which could have a material adverse effect on its business, financial condition or results of operations.
Political uncertainty surrounding tariffs, trade disputes and retaliatory measures between governments and barriers to international trade could negatively impact economic conditions, inflation, spending and currency exchange rates, and lead to multifaceted effects on the economies in which Alithya operates, including, but not limited to, supply chain disruptions, economic downturn and inflationary pressures, and uncertainty in capital markets. Tariffs and/or trade wars, if widespread and prolonged, can also lead to volatility in capital markets and slower economic growth. The duration and impact of these events are unknown at this time, nor is the impact on Alithya’s operations and the market for its securities. While Alithya has not been directly impacted by US tariffs, there is no assurance that its customers will not and that, if they are, it will not affect their IT spendings and how they have historically conducted business with Alithya. Failure to mitigate the negative effects of tariffs, trade disputes and/or barriers to international trade could adversely impact Alithya’s business, results of operations and financial condition.
19.1.3Pandemics
Pandemics can create significant volatility and uncertainty and disrupt the industries and markets in which Alithya operates and pose the risk that Alithya’s professionals, customers, subcontractors and business partners may be prevented from, or restricted in, conducting business activities as per past practice or as expected for an indefinite period, including due to the virus or disease or as a result of emergency measures and restrictions that may be recommended or imposed by governmental authorities to combat any such pandemic. Governmental emergency measures may include travel bans and restrictions, border closures, self-imposed quarantine or isolation periods, mandated business closures, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies, curfews, social distancing measures and the temporary closure of non-essential businesses, all of which may cause material disruptions and significant pressure on businesses in general and have an adverse impact on Alithya’s business and results of operations.
A pandemic may result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amounts of management time and resources and increased operating costs to mitigate the impact of the pandemic. The likelihood and magnitude of such impacts or the occurrence of a pandemic or its resurgence are inherently difficult to predict and, although some impacts may materialize themselves, it would be challenging for Alithya to accurately estimate or quantify the severity of a pandemic and the full scope and magnitude of its impacts and consequences on Alithya, its business, financial condition and prospects.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 47

19.2Risks Related to Alithya's Business
19.2.1Changes in the nature of revenues
Alithya generates revenues through the provision of strategic consulting and digital transformation services. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following three categories: (i) strategic consulting and enterprise transformation services (time and materials arrangements), (ii) enterprise transformation services (fixed-fee arrangements), and (iii) business enablement services (including support revenues). Alithya also sometimes enters into arrangements with multiple performance obligations as well as payrolling services with certain customers through which contractor candidates recruited and selected by customers are hired by Alithya and then assigned to customer projects. Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin.
19.2.2Customer concentration
Alithya derives a significant portion of its revenues from certain major customers and expects this to continue in the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted in, and may continue to result in, larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Such major customers may not be easily replaced, and Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can, however, be no assurance that each such customer will continue to be satisfied with Alithya’s services and retain the services of Alithya on the same terms, or at all, in the future. Failure to maintain close relationships with these customers or to keep providing high-quality services that meet their expectations could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations. Consolidation among customers resulting from mergers and acquisitions could also result in loss or reduction of business when the successor's business IT needs are served by another service provider or provided by the successor company’s internal IT department. Growth in a customer’s IT needs resulting from acquisitions or operations may also lead to the undesirable outcome that Alithya would no longer have sufficient geographic scope or the critical mass to serve the customer’s needs efficiently, resulting in the loss of the customer’s business and impairing future prospects. There can be no assurance that Alithya will be able to achieve the objectives of its growth strategy in order to maintain and increase its geographic scope and critical mass in its targeted markets.
19.2.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its growth strategy by organic growth and acquisitions, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customers’ business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). Alithya’s business, revenues and cash flows may also be affected by certain seasonal trends that affect its customers. For example, revenues may be lower in its second quarter which covers the period from July 1 to September 30, as its customers operations often experience a slow-down in the summer.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 48

19.2.4     Commitment of substantial resources for growth
Growing Alithya’s business over the long-term requires commitment of continued investments. Alithya’s future capital requirements depends on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s cash on hand and available financing may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
19.2.5     Growth through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets that meet its financial and operational objectives and fit its culture and strategy. There can, however, be no assurance that Alithya will be able to identify and correctly evaluate suitable acquisition targets that meet its economic thresholds and create value for shareholders, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rate.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with possible resulting pressure on the revenues and net earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a smooth, timely and cost-effective manner, it could have difficulty achieving expected synergies, which could as a result affect its growth and profitability objectives.
Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in retaining key employees and integrating new professionals from acquired businesses into Alithya’s team and culture, (ii) difficulties in maintaining and building on relationships with present and potential customers, subcontractors and business partners of an acquired business or Alithya; (iii) difficulties managing and integrating operations in geographically dispersed locations; (iv) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (v) potential deficiencies in the internal controls and procedures at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities. Following an acquisition, Alithya may also remain reliant on the acquired business’ personnel, good faith, expertise, historical performance, technical resources, IT infrastructure and systems, timely support, and proprietary information. Accordingly, Alithya may be exposed to risks associated with adverse developments in the business and affairs of the acquired business as well as vulnerabilities of its IT infrastructure and systems.
Although Alithya strives to conduct a sufficient level of due diligence when contemplating an acquisition, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 49

to Alithya during such process and there may be liabilities, deficiencies or other claims associated with companies or assets that are acquired and that Alithya failed to discover or which Alithya was unable to quantify accurately or at all during the due diligence process, as it was not in a position to independently verify the accuracy or completeness of such information, and which may result in unanticipated costs. In connection with acquisitions, Alithya may also incur debt, issue Subordinate Voting Shares or securities convertible into Subordinate Voting Shares, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
19.2.6     Penetrating new markets
Penetrating new markets, including as a result of the development and offering of new technologies and solutions, represents both a risk and an opportunity. If Alithya expands its business offerings into new industries or geographies, it will face risks associated with entering into such new markets in which it may have limited or no experience. Such new markets may also present additional complexity and Alithya may have limited or no brand recognition in such markets. It could also be costly to establish, develop and maintain international operations, as well as promote Alithya’s brand internationally. Furthermore, expanding into new jurisdictions, including where the main language is not English or French, may require substantial expenditures and take considerable time and attention, and there is no assurance that Alithya would be successful enough in these new markets to build on its investments in a timely manner, or at all.
19.2.7     International operations
Alithya operates in several jurisdictions around the world, including as a result of its offshoring capabilities. As such, the scope of its operations subjects it to a variety of financial, regulatory, political, cultural and social challenges. These risks, which can vary substantially by market and jurisdiction, are described in many of the risk factors discussed in this section and also include: (i) currency fluctuations; (ii) risks related to complying with a wide variety of local, national and international laws, regulations and policies, together with potential adverse or significant changes in laws and regulatory framework and practices and the burdens and costs of compliance associated with it; (iii) changes in regulatory practices and taxes; (iv) difficulties or expenses in enforcing contractual rights or intellectual property rights in certain jurisdictions; (v) exchange controls and other funding restrictions and limitations on Alithya’s ability to repatriate cash, funds or capital invested or held in certain jurisdictions in which Alithya operates; (vi) cultural, logistical and communications challenges; (vii) changes in regulatory practices, tariffs and taxes, which could also result in a trade war and trade restrictions; (viii) general social, economic and political conditions or instability in one or more specific jurisdictions and/or globally, including recessions, political changes or disruptions and other economic crises in one or more jurisdictions in which Alithya operates, and (xix) the risks that foreign ownership restrictions with respect to Alithya’s operations in certain jurisdictions could be adopted. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
19.2.8     Dependence on certain key personnel
Alithya believes that its success depends on the continued employment of its senior management team and other key personnel, the loss of which could have a material adverse effect on its business and results of operations, in addition to resulting in increased expenses to cover such persons’ functions until a successor is appointed and is fully operational. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. As its business grows, including through acquisitions, Alithya may also implement changes in its management

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 50

structure, which it believes to be appropriate in the circumstances at the time they are implemented, but which could differ from the views or expectations of some. While management and the Board have established and regularly review a succession plan for Alithya’s senior management team, which includes an emergency succession plan to deal with any situation which requires immediate replacement, it still presents logistical challenges in its application and may result in incremental costs to Alithya. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, competitors, or customers who increasingly seek to develop in-house business capabilities, could attempt and successfully hire away certain of Alithya’s key personnel.
19.2.9     Bidding processes
Alithya obtains a part of its contracts through competitive bidding processes, which limit Alithya's ability to negotiate certain contractual terms and conditions. Costs and resources, including time from management, are required to prepare bids and proposals for contracts that may ultimately not be awarded to Alithya or that may be split with competitors. A part of Alithya’s revenues depends on obtaining new orders and continued replenishment of its backlog and there is no assurance that Alithya will continue to win contracts through competitive bidding processes at the same rate as it has in the past or at a higher rate. Moreover, certain governments increasingly put pressure on prices or may require that bidders meet certain criteria that Alithya may not meet alone. In addition, as the competitive environment intensifies, Alithya remains subject to potential unsuccessful bidders protesting its selection through a bidding contest, which could divert management’s attention and resources, in addition to potentially resulting in contract modifications or the award decision being reversed and the loss of the contract. Even though a bid protest would not result in the loss of an award, the resolution could extend the time until the contract activity can begin, which could reduce Alithya’s earnings in the period in which the contract would otherwise have been performed.
In addition, when making proposals, Alithya relies heavily on estimates of costs and timing for completing projects, as well as assumptions regarding technical issues. It may also bid on contracts for which the work activities, deliverables and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. These factors affect the cost estimates of contracts on which Alithya bids, which can ultimately result in the contractual price being less favorable to Alithya. Also, failure to achieve program milestones as scheduled or the need to devote more resources than originally anticipated may impact timely execution and profitability. Furthermore, the delivery of services in connection with such contracts may result in the lost opportunity of not bidding on and winning other more favorable contracts that could have been pursued instead.
19.2.10History of losses
While Alithya generated net earnings for the fiscal year ended March 31, 2025, it had a history of losses in previous fiscal years. Alithya expects to continue to record significant depreciation and amortization expenses, and to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, the aggregate amount of these expenses may continue to grow. Alithya’s efforts to grow its business may be more costly than expected and Alithya may not be able to increase its revenues enough to offset operating expenses. As such, there is no assurance that Alithya will generate net earnings in the future. Alithya may incur losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 51

herein and other unknown events. The amount of future net earnings (losses), will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net earnings (losses) of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya’s shareholders’ equity and working capital.
19.2.11Early termination, modification, delay and suspension risks
Most of Alithya’s customer contracts contain “termination for convenience” or termination upon short notice provisions, which permit the customer to terminate or cancel the contract at its convenience upon providing Alithya with notice of a specified period of time before the termination date and/or paying a penalty, depending on the specific contract terms. Customers may elect to terminate their contracts before their agreed expiry date, or even modify, delay or suspend them, for a variety of reasons, including a failure by Alithya to deliver its services in accordance with the terms and conditions of its contractual agreements or maintain required certifications, a slow-down in business activity or any other reason whatsoever, which could result in a reduction of Alithya’s net earnings and cash flow and may impact the value of its backlog. In cases of early termination, Alithya may also not be able to eliminate ongoing costs incurred to support the contract.
19.2.12Changes to backlog
Backlog represents management’s estimate of the aggregate amount of revenues expected to be realized in the future. As Alithya’s revenues depend on the level of activities of its customers, Alithya cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for an extended period of time. Also, in the event a significant number of customers were to avail themselves of “termination for convenience” provisions, or if one or more significant customer contracts were terminated for convenience, Alithya’s reported backlog would be adversely affected with a corresponding adverse impact on Alithya’s expected financial condition and results of operations.
19.2.13Customer collection and credit risk
In order to sustain its cash flow from operations, Alithya must invoice and collect amounts owed in an efficient and timely manner. Adverse changes in a customer’s financial condition could cause Alithya to limit or discontinue business with that customer, require Alithya to assume more credit risk relating to that customer’s future business, or result in uncollectible accounts receivable from that customer. Although Alithya maintains provisions to account for anticipated shortfalls in amounts collected from customers, the provisions it takes are based on management estimates and on its assessment of its customers’ creditworthiness, which may prove to be inadequate in the light of actual results. To the extent that Alithya fails to invoice customers and collect the amounts owed for its services correctly in a timely manner, its collections could be negatively impacted, which could materially adversely affect its revenues, net earnings and cash flow. In addition, a prolonged economic downturn may impair customers’ ability to pay for services already provided, and ultimately cause them to default on existing contracts. Future credit losses relating to any one of Alithya’s major customers could also be material and result in a material change in its financial results.
19.2.14 Utilization rates
In order to maintain and grow revenues, Alithya has to maintain an appropriate level of availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 52

resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, or to the extent that laws and regulations restrict its ability to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. Conversely, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
19.2.15Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. Alithya is dependent on its internal forecasts and predictions about projects and the market, and, to generate an acceptable return on our investment in these contracts, Alithya must be able to accurately estimate its costs to provide the services required by the contract and to complete the contracts in a timely manner. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-fee basis. Billing for fixed-fee arrangements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. Although fixed-fee arrangements still represent a minority of Alithya’s revenues, Alithya is increasingly contracting under a fixed-fee basis. If Alithya is unsuccessful in accurately estimating its labour costs or labour hours required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, Alithya may be required to absorb cost overruns, reducing profit margins or incurring losses, thereby having a material adverse effect on Alithya’s expected net earnings.
19.2.16Teaming agreements and subcontractors
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to competitors or choose to offer the services themselves directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
19.2.17Business partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s business partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 53

able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with future versions of Alithya’s solutions and services, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
19.2.18Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
19.2.19 Insurance Limits
Alithya maintains comprehensive insurance coverage to provide indemnity for its losses and liabilities in connection with various aspects of its business and operations. However, insurance policies are complex contracts and it may happen that Altihya’s interpretation of its policies differs from its insurance providers’ which may lead to a total or partial denial of coverage and to litigation where there is further uncertainty with respect to how the courts would interpret the provisions of the policies. Moreover, Alithya’s insurance programs are subject to varying coverage limits, as well as retentions and exclusions that are customary or reasonable given the cost of procuring insurance, current operating conditions, and other relevant considerations. As a result, Alithya may be subject to future liability for which it is only partially insured, or completely uninsured. Alithya believes that its insurance programs address all material insurable risks and provide coverage that is in accordance with what would be maintained by a prudent operator of a similar business (including in terms of retentions, limits and exclusions). However, there can be no assurance that such insurance will continue to be offered on economically feasible terms, that all events that could give rise to a loss or liability are or will be insurable, or that the amounts of insurance will be sufficient to cover every loss or claim that may arise.
19.2.20 IT infrastructure and systems and use of the cloud
To deliver its services and solutions and provide reliable communications between its offices, delivery centers, customers, subcontractors and other business partners worldwide, Alithya relies upon its own IT infrastructure and systems as well as those of third parties. Any failure, outage or disruption in Alithya’s or any third party’s IT infrastructure or systems could result in curtailed operations, a loss of customers and reputational damage, all of which could have an adverse effect on Alithya’s business, financial condition and results of operations. For example, Alithya delivers its solutions and services to customers through the use of third-party cloud computing services, such as Oracle Cloud, Microsoft Azure and Amazon Web Services (AWS) cloud services. If, for any reason, such services were discontinued or Alithya was required to migrate its computing towards other cloud service providers, such a transition could require significant time and expense and Alithya’s business could be adversely impacted. Although contractual agreements with such third-party cloud computing services contain minimum service levels, there is no assurance that Alithya’s business will not be affected by an interruption of services or incidents. Any damage to, or failure of, Alithya’s services providers' IT infrastructure or systems

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 54

could result in interruptions of Alithya’s services, which could have an impact on its revenues, subject it to potential liability and adversely affect its ability to retain or attract customers. The performance, reliability and availability of Alithya’s services is critical to its reputation and ability to attract and retain customers. In addition, the costs for cloud services have increased over time, and may increase further as Alithya’s business grows and as it continues to require more computing or storage capacity. There is no assurance that such capacity will be available on the same terms or with the same costs or at all. These costs could therefore adversely impact its business, financial condition and results of operations.
19.2.21 Security and cybersecurity risks
Alithya faces security risks affecting its premises as well as cybersecurity risks affecting its IT infrastructure, systems, software and solutions. Both security risks present a risk of loss, theft and unauthorized access, use or disclosure of proprietary information (including intellectual property rights) or confidential information (including personal information of customers, partners or employees) of Alithya, its customers, their customers, its subcontractors and its business partners. Cybersecurity threats to IT infrastructure, systems, software and solutions are serious threats to the confidentiality, integrity, reliability, and availability of technology and information. Cybersecurity threats and incidents may take the form of denial of service, system failures or interruptions, software bugs or defects, cyber extortion (i.e. ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to proprietary and confidential information, hacking, phishing, identity theft, fraud and theft. State sponsored attacks, industrial espionage, employee misconduct or negligence, and human or technological errors (including from advertent or inadvertent actions or inactions by Alithya’s professionals or subcontractors) also present potential risks and geopolitical instability and tension may exacerbate certain threats.
Also, in addition to the inherent cybersecurity risks that arise from operating in the IT sector, Alithya increases its exposure and vulnerability to cybersecurity risks as follows: (i) by allowing its professionals and subcontractors to work remotely and use video conferencing and collaborative platforms, (ii) by granting its subcontractors access to its IT infrastructure and systems, (iii) by operating or gaining access to its customers’ IT infrastructure and systems to deliver services, (iv) by managing customer services in its IT infrastructure and thereby exposing itself to the risks that its customers face, especially if they have an elevated threat condition due to the nature of their business; (v) by allowing the use of open source code by its professionals and subcontractors, and (vi) by integrating and relying on AI. While Alithya selects its subcontractors carefully and includes safeguards in their contractual terms, it does not control their actions. Further, while Alithya has guidelines relating to the use of AI, AI poses evolving cybersecurity risks.
The occurrence of any of the aforementioned security and cybersecurity risks could expose Alithya, its customers or subcontractors to potential liability, litigation, and regulatory action, could materially affect or disrupt their business operations, and could cause loss of customer confidence, loss of existing or potential customers, damage to their reputation and competitive position, and increase costs and expenses.
Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously testing, controlling and investing in security measures and controls (including both physical and logical controls on access to premises and information), adopting or enhancing mitigation policies and procedures, and providing employee security awareness and training. If security protection does not evolve at the same pace as threats, a growing gap on Alithya’s level of protection will be created. However, given the highly evolving nature and sophistication of cyber and other security threats and their increased frequency,

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 55

Alithya may be unable to anticipate, prevent, detect and react to all threats in a timely manner. Alithya may be required to expend significant capital and other resources to protect itself against potential security and cybersecurity threats or to mitigate the impact caused by security and cybersecurity breaches. Any cybersecurity incident could require Alithya to incur substantial costs, including costs associated with repairing its IT infrastructure and systems, implementing further protection measures, engaging third-party experts and consultants, and result in increased insurance premiums. The impact of any future security or cybersecurity incident cannot be easily predicted, and the costs related to such threats or disruptions could not be fully insured or indemnified by other means. While Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security and cybersecurity incidents, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.
Alithya’s Chief Information Security Officer is responsible for overseeing its physical and cyber security measures, including the prevention, detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity.
19.2.22 Data privacy rights and risks of unauthorized access or disclosure
In the course of its business, whether while providing its services or for its own proprietary information and the personal information of its employees, Alithya often has access to or collects, processes and stores personal information. When accessing, collecting, processing or storing personal information, Alithya depends on the security features of its IT infrastructure and systems and those of its customers, partners or third parties. Security or cybersecurity threats, employee or subcontractor negligence or misconduct, and human or technological errors, however, present potential risks of theft, loss or unauthorized access or disclosure of personal information.
Alithya’s Privacy Officer oversees its compliance with the laws that protect personal information, including but not limited to U.S. and Canadian laws and regulations as well as the European Union’s General Data Protection Regulation (GDPR), and puts in places policies, standards and procedures to cause personal information to be accessed, collected, processed and stored securely and in accordance with such applicable laws and regulations. The theft and/or unauthorized access to, loss of, or disclosure of personal information in Alithya’s possession or control (or the failure by Alithya to comply with applicable laws and regulations) could expose it to civil, administrative or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, or third parties for breaching contractual confidentiality and security provisions or privacy laws or regulations. The amount of damages could be substantial, and any such claim could cause significant reputational harm to Alithya. Its current and prospective customers could also lose confidence in the effectiveness of its data security measures and reduce the demand for its services, regardless of whether Alithya was responsible for the breach. Incidentally, in the event of a data privacy incident, Alithya may be required to shut-down affected IT infrastructure and systems to isolate the threat and thereby jeopardize its operations, including projects that may be critical to the operations of its customers’ businesses.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 56

Furthermore, as laws and expectations relating to data privacy continue to rapidly evolve, the way in which Alithya may access, collect, process, store and disclose personal information may become even more limited, and may require increased expenditures by Alithya. Should those expenditures and risks outweigh the revenues and gains associated with certain services, Alithya could also take the decision of no longer continuing to offer certain types of services.
19.2.23 Use of Artificial Intelligence in services and solutions
Alithya is increasingly applying and expects to continue to apply AI-based technologies, including generative AI, to its services and solutions to drive productivity and competitive advantages. While not adopting such technologies could be a threat to Alithya’s ability to compete, retain existing customers and attract new customers, the development, adoption, and use of AI technologies is still in the early stages and poses certain risks. For instance, if the content, recommendations or analyses that AI applications assist in producing are, or are alleged to be, deficient, inaccurate, or to contain unethical or inappropriate content, Alithya could be subject to competitive risks, potential legal or financial liability, and reputational harm. Additionally, the effective use of AI often requires large volumes of data, which may be shared with third parties and could lead to cybersecurity or privacy incidents that could adversely impact Alithya’s business. Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, with certain jurisdictions applying, or considering applying, laws and regulations related to IP, cybersecurity, privacy, data security, and data protection to AI and automated decision-making, or general legal frameworks on AI. These laws are continuously evolving and developing and may impose obligations on companies developing and using AI or automated decision-making technologies. Given the rapid rate of change and the often uncertain scope, interpretation, and application of these laws and regulations, which may be in conflict across jurisdictions, Alithya may not always be able to anticipate how courts and regulators will apply existing laws to AI, predict how new legal frameworks will address AI, or otherwise ensure compliance with these frameworks. Compliance with new or changing laws, regulations, industry standards or ethical requirements and expectations relating to AI may impose significant operational costs requiring Alithya to change its service offerings or business practices, particularly as it expands the use of such technologies, or may limit or prevent its ability to develop, deploy, or use AI technologies. Any failure to appropriately conform to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm, all of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
Although Alithya has established internal controls and processes to identify and mitigate risks that are inherent to the use of AI, these may not be sufficient to adequately protect against all associated risks. Any failure by Altihya to address concerns relating to the responsible use of AI technology in its services and solutions may cause harm to its reputation or financial liability and, as such, may increase its costs to address or mitigate such risks and issues. This may result in fines, penalties, litigation, and could negatively impact Alithya’s reputation and customer confidence. Furthermore, there can be no assurance that investments made in these technologies and related processes and tools will provide a valuable return, if any, to Alithya.
19.2.24 Services to government departments and agencies
One of Alithya’s principal targeted markets is the government sector. Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 57

agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
19.2.25Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labour and economic growth. Alithya may also receive tax credits from governments in Canada and abroad. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or that such programs will not be reduced, amended or eliminated. In addition, these tax credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants or tax credits previously received. Any government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits, as well as any reduction or reversal of grants, credits or contributions previously received, could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
19.2.26    Regulatory risks
Alithya’s global operations require compliance with laws and regulations in several jurisdictions on many matters of increasing levels of complexity, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labour relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources, especially as it relates to the laws of jurisdictions other than Canada and the U.S. Laws and regulations frequently change and some may also impose conflicting requirements as well as restrictions on the movement of cash, currency fluctuation and other assets and on the repatriation of Alithya’s net earnings.
19.2.27    Ethical and Sustainability risks
Alithya’s employees, officers, directors and subcontractors are expected to comply with applicable laws, regulations and ethical standards. Alithya has put in place measures and controls to ensure compliance therewith, including through the adoption of a Code of Business Conduct that sets out uniform foundations for the way these individuals are expected to conduct themselves. Despite Alithya’s best efforts, there is, however, no assurance that such measures and controls will be sufficient to prevent violations and failure to do so could expose Alithya to significant fines and penalties, criminal, civil and administrative legal sanctions, harm its reputation or even disqualify it from its ability to bid, enter into or perform public or private contracts, resulting in reduced revenues and profit. This risk also increases as Alithya continues to expand its business internationally.
From time to time, stakeholders express expectations with respect to sustainability, including environmental, social and governance matters, and certain customers may have criteria to observe when selecting a service

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 58

provider. The sustainability practices and initiatives that Alithya maintains or chooses to implement and pursue, and Alithya’s ability to achieve and report on such practices and initiatives, could therefore have an impact on its growth and results of operations. Failure to effectively manage and sufficiently and accurately report on sustainability matters could also lead to legal and regulatory consequences.
19.2.28 Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by customers or other third parties. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya may also be exposed to significant legal liability and litigation expense if its services or solutions cause bodily injuries to its personnel, customers, or the public, or result in property damage. For example, by taking over the operation of certain portions of its customers’ businesses, including functions and systems that are critical to their core operations, or by contributing to the design, development and integration of enterprise software solutions, data systems and digital platforms, Alithya may face additional and evolving operational, regulatory, reputational or other risks specific to these areas. These include risks related to data security, health and safety, hazardous materials and other environmental risks. A failure of a customer’s system, product or infrastructure based on Alithya’s services or solutions could also subject Alithya to a claim for significant damages that could materially adversely affect its results of operations. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain adequate liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage or certain provisions may ultimately prove to be unenforceable under the laws of certain jurisdictions or not protect Alithya adequately. Defending lawsuits against Alithya could require substantial amounts of management’s attention and require Alithya to incur significant attorney fees or pay damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
19.2.29    Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.
19.2.30 Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 59

the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya. Tax authorities have disagreed and may in the future disagree with Alithya’s income tax positions and are taking increasingly restrictive positions in respect of income tax positions, including with respect to intercompany transactions.
A number of jurisdictions in which Alithya operates have complex tax and related laws, regulations and interpretations or are considering implementing amendments thereto, which make the overall tax environment increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net earnings or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
19.2.31 Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, net earnings (loss) and net assets is denominated in foreign currencies, including in U.S. dollars, Euros, British pounds and Australian dollars, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
19.2.32 Estimates used in accounting and impairment risk
Accounting for Alithya’s contracts requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgements and estimation processes involved in accounting for contracts, materially different amounts could be recorded if Alithya used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect Alithya’s future results of operations.
Also, Alithya recognizes an accounting value for non-financial assets such as goodwill and other intangible assets in connection with its acquisitions. The carrying amounts of Alithya’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested for impairment annually or at any time if an indicator of impairment exists. Changes in key assumptions may result in the carrying value of Alithya’s goodwill not being recoverable. Key assumptions include changes in forecasted revenues and expenses applied in the determination the Company’s three-year net operating cash flow forecast, estimated long-term growth rate and the pre-tax value weighted average cost of capital applied. Because of the significance of Alithya’s non-financial assets, any reduction or impairment of the value of these assets could result in a charge against net earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 60

19.2.33    Effectiveness of internal controls over financial reporting
Alithya is required to maintain internal controls over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Internal controls are a process designed under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, and effected by management and other key personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to the inherent limitations of internal controls, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected and Alithya’s internal controls over financial reporting could prove to be insufficient or unable to prevent or detect misstatements due to errors or fraud in timely manner or at all. Any failure of Alithya’s internal controls could have an adverse effect on its results of operations, harm its reputation and limit its ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in its reported financial information.
Alithya’s historic and anticipated growth also places significant pressure on its management and key personnel that work on implementing internal controls throughout Alithya. In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
19.3Risks Related to Alithya's Industry
19.3.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense. Alithya competes with local and international competitors, as well as customers’ internal IT departments. There is also a growing number of smaller niche boutique digital technology consulting firms that have developed services similar to those offered by Alithya over the years and Alithya believes that competition will continue to be strong and may increase in the future, especially as there are relatively low barriers to enter the digital technology consulting services market.
While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, or other advantages over the services Alithya offers in addition to lower prices. Also, as Alithya expands its portfolio of services and solutions, it may face new competitors who may be able to leverage a larger installed customer base and their involvement beyond the services and solutions provided by Alithya may allow them to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Alithya to lose potential sales or to sell services and solutions at lower prices. Some of Alithya’s competitors may also have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. If Alithya fails to anticipate or react in an agile manner to known and unexpected moves by existing or new competitors or if competitors reduce their prices, Alithya could lose projects to such competitors. Any pricing pressure could also have a material adverse

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 61

impact on Alithya’s revenues and margins and limit its ability to provide competitive services. Alithya expects to continue to invest significant resources to develop and enhance its business offerings and leverage a high level of customer satisfaction, but there is no assurance it will be able to satisfy customer demands as they evolve and as competition continues to increase.
In addition, Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skills of its personnel and the quality of its customer service. Also, as the costs to start a digital technology consulting services firm are relatively low and the general use of professionals located internationally at lower costs continues to increase, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, international providers and larger integrators and that it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
19.3.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract and retain qualified technical consultants, project management consultants, business analysts, and sales and marketing professionals of various levels of experience. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. The demand for qualified employees and inflation continues to be high, resulting in upward pressure on compensation. While Alithya’s management believes its measures to attract and retain qualified employees are competitive, if such measures prove to be insufficient, Alithya may be unable to support its growth strategy and objectives or normal business operations, including completing existing projects or bidding on new projects, which could adversely affect its revenues. Alithya also faces talent-related challenges such as higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel.
19.3.3Failure to expand, develop and adapt services and solutions to meet customers’ needs
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, continually declining costs of acquiring and maintaining IT infrastructure, changing customer preferences, and new services and solutions introductions. Alithya’s future success and competitive advantage depends in part on its ability to develop and implement digital and other services and solutions that anticipate and respond to rapid and continuing changes in the markets in which it operates. Alithya must anticipate changes in customer demands in a timely or cost effective manner and, to do so, it must adapt its services and solutions and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in artificial intelligence (including generative AI, as well as automation and machine learning). Although Alithya strives at developing digital and other new services and solutions addressing evolving technologies and customers’ needs, there is no assurance that it will be successful in developing any such services and solutions, that it will be able to do it in a timely or cost-effective manner or that any such services and solutions it develops will be successful once offered in the marketplace. If Alithya does not keep pace and address the demands of the rapidly evolving technological environment and the needs of customers, including in the emerging field of AI, or fails to effectively leverage new technologies into its services and solutions, its ability to retain and attract customers and gain new business may be adversely affected, which could in turn

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 62

have a material adverse effect on its business, financial condition and results of operations. Also, as Alithya expands its offerings of services and solutions, and as it expands such offerings, it may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions, which may result in additional pressure on its revenues, net earnings and resulting cash flow from operations.
19.3.4Protecting intellectual property rights
Alithya’s success depends in part on its ability to protect its proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that are used to provide services. Alithya relies on a combination of trademarks, laws that protect intellectual property rights, regardless of whether such rights are registered, as well as contractual arrangements, such as confidentiality agreements, assignment of rights and license agreements, to protect its intellectual property rights. Existing laws that protect intellectual property rights, however, only provide Alithya limited protection and there is no assurance that contractual arrangements will be observed by customers and third parties. Third parties may directly or indirectly attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and, should that happen, there is no assurance that Alithya’s intellectual property protection measures would be sufficient to allow it to take action against such third parties, nor be successful in any litigation undertaken to protect its intellectual property rights. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and require Alithya to devote additional resources to, among others, create, roll-out, advertise and market its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
The protection of intellectual property rights and confidentiality in some jurisdictions in which Alithya operates may also not be as effective as in Canada, the U.S. or other jurisdictions with more developed intellectual property protection rights. In addition, Alithya may have to pay economic damages in the event of lost disputes or to prevent litigation relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Furthermore, there is no assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have the necessary resources to fully protect its intellectual property rights. If Alithya attempts to enforce its intellectual property rights through litigation, there is no assurance that Alithya would be successful and such legal proceedings could result in substantial costs and diversion of resources and management attention.
Alithya’s solutions may also incorporate and be dependent to a certain extent on the use and development of open source code. Such open source code is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, Alithya may be subject to certain conditions, including requirements that it offers its proprietary software that incorporates the open source software for no cost, that it makes available source code for modifications or derivative works that is created based upon, incorporating or using the open source code, or that it licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that Alithya had not complied with the conditions of one or more of these licenses, Alithya could be required to incur significant legal expenses defending against such allegations, to pay significant damage awards, and to dispose of its

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 63

solutions that contain or are dependent upon the open source code, all of which could disrupt the distribution and sale of some of Alithya’s solutions. Litigation, if any, could be onerous, have a negative effect on Alithya’s financial condition and results or operations or require it to devote additional research and development resources to implement any required changes to its solutions. Any requirement to disclose proprietary source code, terminate license rights or pay damages for breach of contract could have a material adverse effect on Alithya’s business, financial condition and results of operations, and could help competitors develop products and services that are similar to or better than Alithya’s. Although Alithya believes that it complies with its obligations under the licenses for open source code that it uses, it is possible that it may not be aware of all instances where open source code has been incorporated into its solutions or used in connection with its solutions.
19.3.5Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own intellectual property, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that its services and offerings do not infringe on the intellectual property rights of others, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its customers against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims could exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance policies.
Intellectual property claims or litigation against Alithya could incur substantial costs, divert management’s attention, harm Alithya’s reputation, require Alithya to enter into additional licensing arrangements or even restrict Alithya from providing its services and solutions as it has in the past or as it intended to. Any limitation on Alithya’s ability to offer or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.
19.4Risks Related to Subordinate Voting Shares and Liquidity
19.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
19.4.2    Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 64

materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover Alithya’s business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations. In the past, following periods of volatility in the market, securities class-action litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and divert management’s attention and resources.
19.4.3    Inability to service debt
Alithya uses its Credit Facility and other debt arrangements to fund its activities, including acquisitions. Accordingly, depending on its level of indebtedness, which may, from time to time, be substantial and involve significant interest payment requirements, Alithya may be required to dedicate an important part of its cash flow to make interest and capital payments on its debt. Alithya’s ability to generate sufficient cash flow to service its debt depends upon future performance, which is subject to prevailing economic conditions as well as financial, competitive and other factors, many of which are outside of its control. There is no assurance that Alithya will be able to generate sufficient cash flow to meet its obligations under its outstanding debt. If Alithya is unable to do so, Alithya may be required to refinance, restructure or otherwise amend some or all of its obligations, sell assets, raise additional cash through issuances of Subordinate Voting Shares or securities convertible in Subordinate Voting Shares, or be forced to reduce or delay investments that are important to Alithya’s growth, thereby placing it at a disadvantage compared to competitors that may have less debt or making it more vulnerable in a downturn in general economic conditions.
In addition, Alithya’s Credit Facility and other debt arrangements contain financial and other covenants, including covenants that require that certain financial ratios and/or other financial or other covenants be maintained. If Alithya were to breach these covenants, it could be required to repay or refinance its existing debt obligations prior to their scheduled maturity and its ability to do so could be restricted or limited by prevailing economic conditions, available liquidity and other factors. Alithya’s inability to service its debt or its inability to fulfill its financial or other covenants in its Credit Facility and other debt arrangements could have an adverse effect on Alithya’s business, financial condition and results of operations.
Also, a significant portion of Alithya’s debt bears interest at variable interest rates and is therefore subject to interest rate fluctuations. Although Alithya enters into derivative financial instruments to reduce its exposure to interest rate risks, there is no assurance that such instruments will be sufficient to adequately protect Alithya against this risk. If interest rates increase, debt service obligations would increase even though the amount borrowed would remain the same, and net earnings and cash flows would decrease accordingly, which could have an adverse effect on Alithya’s business, financial condition and results of operations.
19.4.4    Raising additional capital and maintaining credit
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions or other growth opportunities, Alithya may have to raise additional capital through public and private equity offerings, debt financings or a combination of both, and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 65

are reasonable in the context of Alithya’s commercial objectives. Interest rate fluctuations, financial market volatility, including volatility in Alithya’s share price, credit market disruptions and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain necessary funding, it may be unable to achieve its growth objectives. Alithya’s financial condition and results of operations are also contingent on its ability to maintain the credit it requires. Should Alithya have to obtain additional credit or renew its outstanding credit, there is no assurance that Alithya will be able to obtain such additional credit or renew its outstanding credit upon the same, or more advantageous, terms.
The incurrence of additional indebtedness would result in increased payment obligations and could involve additional or increased financial and other covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
19.4.5    Dilution
When acquiring a new business, by way of share purchase or asset purchase, Alithya may consider paying the purchase price, in part of in whole, by way of issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares. Alithya may also, independent of any acquisition process, decide to seek the completion of a public or private financing involving the issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares to raise capital. Any issuance of additional Subordinate Voting Shares will result in dilution of the ownership interests of Alithya’s shareholders as well as dilution in earnings per share. The terms of any such financing may also include liquidation or other preference rights that could adversely affect the rights of Alithya’s shareholders. Alithya cannot predict the size of future issuances nor the effect that such issuances may have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares), or the perception that such issuances could occur, could also adversely affect the prevailing market price of the Subordinate Voting Shares.
19.4.6    Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may also adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of the Subordinate Voting Shares from the TSX.
19.4.7    Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 66

19.4.8    Foreign private issuer pursuant to U.S. securities laws and rules
Alithya is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended and, as a result, although its Subordinate Voting Shares are registered with the SEC, it is not subject to the same requirements that are imposed upon U.S. domestic issuers. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Alithya is indeed exempt from certain rules and regulations under U.S. securities laws and, as such, its reporting obligations are, in certain respects, less detailed and less frequent than those of U.S. domestic reporting issuers. As a result, Alithya does not file the same reports as U.S. domestic reporting issuers file with the U.S. Securities Exchange Commission (“SEC”). Instead, it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, Alithya’s officers, directors and principal shareholders are exempt from the reporting requirements set forth under Section 16 of the Exchange Act.
Also, although it is Alithya’s current intention to deregister its Subordinate Voting Shares from the SEC, there is no assurance as to if and when it will meet the eligibility requirements to do so in the near future. If and once deregistered, it will, however, no longer be required to file or furnish documents with the SEC in accordance with U.S. securities regulations. U.S. shareholders would therefore have to rely solely on documents filed with Canadian securities regulators and which would be prepared in accordance with Canadian securities regulations.
19.4.9    Enforcement of civil liabilities under U.S. securities laws and rules
Alithya is governed by the Business Corporations Act (Quebec), its registered office is located in Canada, the majority of its directors and officers are based principally in Canada, and a substantial portion of its assets are located outside of the U.S. It may therefore be difficult for investors who reside in the U.S. to enforce court judgments predicated upon civil liability provisions of U.S. federal securities laws against Alithya or any such persons. There is also substantial doubt regarding whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against Alithya or such persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim.
20. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 67

13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025. Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s DC&P were not effective as of March 31, 2025 due to the material weakness in internal control over financial reporting described below.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s ICFR was not effective as of March 31, 2025 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes for fixed-fee and time and material arrangements applying the input method. Notwithstanding the existence of a material weakness, management has concluded that the Company’s annual audited consolidated financial statements for the year ended March 31, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s annual audited consolidated financial statements for the year ended March 31, 2025 and (ii) there were no changes to previously released financial results. However, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2025, the Company’s ICFR was not effective.
Status on Management’s Remediation Plan
As previously reported under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting” in our MD&A for the fiscal year ended March 31, 2024, in connection with our assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, we determined a material weakness existed related to the control activities in the Company's revenue processes.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 68

During the fiscal year 2025, we prioritized training to control operators and fostered continuous improvement in our documentary evidence protocols. While there have been significant improvements throughout the fiscal year, our management is continuing to focus on remediation efforts such as to further improve control activities over the validation and documentation, at the required level of precision, of key assumptions applied in the expected labour cost to complete estimates used in the measure of progress to recognize revenues under fixed-fee and time and material arrangements applying the input method.
Management, with the oversight of the Audit and Risk Management Committee, continues to be committed to a strong internal control environment and intends to implement further remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. Although management expects that the remediation of deficiencies in key controls related to its revenue processes for fixed-fee and time and material arrangements applying the input method which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2026, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.
Changes in Internal Control over Financial Reporting
Other than the impacts of the ongoing remediation plan described above, there have been no changes in the Company’s ICFR during the year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2025 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2025.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis
For the year ended March 31, 2025	| 69